# Portland General Electric

**EXHIBIT 99.1**

# Investor Presentation
# March 2006





# Cautionary Statement

This presentation contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward looking statements are statements of expectations, beliefs, plans, objectives, assumptions or future events or performance.  Words or phrases such as "anticipates," "believes," "should," "estimates," "expects," "intends," "plans," "predicts," "projects," "will likely result," "will continue," or similar expressions identify forward-looking statements.  The forward-looking statements in this presentation include, but are not limited to, events related to the distribution of new PGE common stock; expected earnings; future growth; financial performance; expected dividend policy; power supply strategy and portfolio; estimates related to the 2007 general rate case; estimates related to Oregon Senate Bill 408, the Boardman facility outage and recovery of investment costs from the Trojan nuclear facility; infrastructure and resource investment opportunities; and operational and company goals.

Although PGE believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, PGE can give no assurance that its expectations will be attained.  Factors that could cause actual results to differ materially from those contemplated include, among others, events related to the distribution of new PGE common stock; effects of electric industry restructuring; governmental policies; outcome of legal and regulatory proceedings; changes in weather, hydroelectric, and energy market conditions; wholesale energy prices; operational factors affecting PGE's power generation facilities; growth and demographic patterns in PGE's service territory; general political, economic, and financial market conditions; and other factors that might be described from time to time in PGE's filings with the Securities and Exchange Commission.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, PGE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.



# Agenda

1. **Stock Issuance Plan**
   *William J. Valach, Director of Investor Relations*


2. **Company Overview**
   *Peggy Y. Fowler, CEO and President*


3. **Regulatory and Financial Overview**
   *James J. Piro, Executive Vice President of Finance, CFO and Treasurer*

**PGE**

# Portland General Electric

## Stock Issuance Plan



### William J. Valach
### Director of Investor Relations



# Stock Issuance Plan

- Current PGE common stock will be cancelled and 62,500,000 shares of new stock will be issued
- Expected common stock issuance date: April 3, 2006
- Currently anticipated that 35 - 45% of the new shares will be distributed to creditors holding allowed claims at the initial issuance
- Balance of outstanding shares will be issued to a Disputed Claims Reserve ("DCR")
- PGE common stock to be listed on New York Stock Exchange under the ticker symbol "POR;" trading to begin on a "when issued" basis on April 3, 2006
- Following the issuance of new common stock, PGE will no longer be a subsidiary or affiliate of Enron

- Common shares:



80,000,000 Shares Authorized

12,812,500 Shares not issued or listed

4,687,500 Shares listed but not issued
- Set aside for future L-T incentive plans
- OPUC approval required for issuing

62,500,000 Shares issued and listed
- 35-45% to creditors
- Balance to Disputed Claims Reserve

# Stock Issuance Plan (Cont'd)

**Disputed Claims Reserve (DCR)**

- Shares issued to the DCR will be released over time to Enron creditors holding allowed claims in accordance with the Chapter 11 Plan
    - Share releases from the DCR expected every six months in April and October [1]
    - Shares may also be released every other month to "catch-up" creditors who have settled their claims during the two-month period

- The registered owner of the new PGE common stock held in the DCR will be the DCR Disbursing Agent

- The Disbursing Agent votes the shares at the direction of the DCR Overseers, who are currently those individuals who serve on Enron's Board of Directors

---

[1]   Number of shares distributed in April and October decrease over time, as fewer shares are held in the DCR.



# Portland General Electric

## Company Overview



Peggy Y. Fowler
CEO and President

# Mission

*PGE is a company customers depend on to provide electric service in a safe and reliable manner, with excellent customer service at a reasonable price.*

# Strategy for Investment Success

- Portland General is a well-capitalized, stable company with on-going growth opportunities



### Stability

- Vertically-integrated, regulated business
- Strong balance sheet / credit ratings
- Experienced management team
- Supportive regulatory environment

### Growth

- Strong load and customer growth
- Necessary and prudent regulated rate base investment opportunities
- Earnings and dividend growth

PGE

# Company Overview



WA
OR
Beaver
Port Westward
NORTH
WASHINGTON
OREGON
26
Colstrip 3
Colstrip 4
(Montana)
Columbia River
84
Portland
Boardman
Coyote Springs
(Boardman)
Sandy River
Bull Run
T.W. Sullivan
River Mill
Faraday
North Fork
Clackamas River
Willamette River
I-5
Oak Grove
Salem
Pelton
Round Butte
(Madras)


- 780,000 retail accounts
- Service territory population 1.5 million, 43% of state's population
- 52 cities served – Portland and Salem are the largest
- Net Plant-in-Service – $2.09 billion
  - Generation $549 million
  - Distribution $973 million
  - Transmission $149 million
  - General $138 million
  - Intangible $100 million
  - CWIP $177 million
- 4,000 square-mile service area
- 26,000 miles of T&D lines
- 1,973 MW of generation
- Annual demand of 2,295 MWa
- Actual peak load of 3,608 MW (2005-06 winter)
- 2,620 employees

All numbers updated for year-ending 12/31/05.

# Portland General Electric Company

```
                              (32)
                          Peggy Fowler
                        CEO and President
```

**(31)**
Jim Piro
Executive Vice President
Finance,
Chief Financial
Officer & Treasurer

145 employees

**(33)**
Doug Nichols
Vice President
General Counsel
and Secretary

24 employees

**(28)**
Steve Quennoz
Vice President
Generation

384 employees

**(27)**
Arleen Barnett
Vice President
Administration

369 employees

**(32)**
Stephen Hawke
Vice President
Customer Service
and Delivery

656 employees

**(18)**
Carol Dillin
Vice President
Public Policy

35 employees

**(18)**
Pamela Lesh
Vice President
Regulatory Affairs
and
Strategic Planning

29 employees

**(15)**
Bill Valach
Director
Investor Relations

2 employees

**(21)**
Jim Lobdell
Vice President
Power Operations
&
Resource Planning

38 employees

**(34)**
Joe McArthur
Vice President
Distribution

891 employees

**(29)**
Ron Johnson
Vice President
Business and
Government
Customers; Economic
Development

44 employees

*Employee counts are as of December 2005 excluding temporary employees.*

*( ) = Number of utility years experience*

11



# Customer and Revenue Summary

## Revenue by Segment



Industrial 14%

Residential 46%

Commercial 40%

## Retail Revenue and Load Growth

- 1.9% annualized customer growth from 1995-2005, with 1.7% customer growth in 2005

- 0.9% normalized annual load growth over the past 10 years, with 0.9% growth in 2005

| | Residential | Commercial | Industrial | Total |
|---|---|---|---|---|
| Customers [1] | 680,093 | 94,941 | 253 | 775,287 |
| Revenue ($ mm) [2] | $593 | $505 | $178 | $1,276 |
| Energy (000s of MWh) [2] | 7,323 | 7,069 | 3,148 | 17,540 |

[1] Average customers for fiscal year 2005, based on FERC Form 1.
[2] 2005 10-K.

PGE

# Industrial Customer Base

## Industrial Load by Sector [1]

### (12 months ending December 31, 2005)



- Manufacturing 7%
- Retail 12%
- Services 13%
- Metals 7%
- Technology 33%
- Paper 28%













## No single customer accounts for more than 4% of retail revenues

[1] Data based on NAICS classifications.

13



# Operational Excellence

- Portland General has consistently achieved strong operating metrics, as shown in the table below

| | 2002 | 2003 | 2004 | 2005 | 2006 Goals |
|---|---|---|---|---|---|
| Net Income ($ in millions) | $66 | $59 | $92 | $64 | |
| At Fault Complaints | 26 | 30 | 24 | 16 | ≤ 55 |
| SAIDI (outage minutes) | 73 | 86 | 85 | 86 | < 90 |
| SAIFI (outage frequency) | 0.65 | 0.84 | 0.8 | 0.83 | < 1.2 |
| MAIFI (momentaries) | 2.2 | 2.2 | 1.8 | 1.6 | < 5 |
| Hydro Plant Availability | 99.5% | 91.3% | 98.1% | 99.0% | 99.0% |
| Thermal Plant Availability | 84.6% | 82.7% | 83.4% | 83.4% | 90.0% |
| OSHA Recordable Accidents | 141 | 154 | 185 | 152 | < 150 |

- PGE also ranks well in overall customer satisfaction

# Power Supply Strategy

- Manage power supply operations to:
    - Capitalize on PGE's assets and position in the marketplace
    - Meet load in most economic fashion to lower costs to customers

- Capture the benefits of the unique optionality of PGE's assets and their positioning in real-time markets



400 MW Port Westward plant (above) is expected to come online in Q1 2007.

- Manage all components of power supply operations to optimize results and provide clear organizational accountability and feedback

- Manage and monitor risks with appropriate systems and processes to assure this strategy is prudently implemented

**PGE**

# Power Supply Portfolio

## 2007E Generation Capacity

| | Physical Capacity | % of Total Capacity |
|---|---|---|
| **Hydro** | | |
| Deschutes River Projects | 298 MW | 10% |
| Clackamas/Willamette River Projects | 211 | 8 |
| Hydro Contracts | 492 | 17 |
| | 1,001 | 35 |
| **Natural Gas/Oil** | | |
| Beaver Units 1-8 | 545 MW | 19% |
| Coyote Springs | 243 | 8 |
| Port Westward | 400 | 14 |
| | 1,188 | 41 |
| **Coal** | | |
| Boardman | 380 MW | 13% |
| Colstrip | 296 | 10 |
| | 676 | 23 |
| **Wind** | | |
| Klondike II | 27 MW | 1% |
| **Total PGE System Capability** | **2,892 MW** | **100%** |
| **2007E Peak Load** | **3,834 MW** | |

## Power Sources as a Percent of Retail MWh Load

### 2005 Actual



- Purchased Power: 49%
- Gas/Oil: 8%
- Coal: 22%
- Hydro: 21%

- PGE meets its remaining system peak winter load with a mix of short and long-term purchases

**PGE**

# Regulatory Strategy

## Oregon Public Utility Commission

- Three member governor-appointed Commission with four-year terms
- Rates set based on a forward test year
- Regulatory Research Associates describes the Oregon regulatory environment as constructive

## PGE's Approach to Regulation

- Communicate constantly
  - No surprises
  - Understand our issues; participate in crafting solutions
- Seek agreement on goals or end state
- Propose paths
  - Internally consistent alternatives
  - Alignment of interests always preferable
- Keep an eye on total result: must be reasonable, in context

# Focus Goals

- **High Customer Value** – We will increase customers' experience of value received from PGE

- **Reliable, Reasonably-Priced Supply** – We will design and maintain an energy resource portfolio with cost-effective resources that provide a reliable supply of electricity to customers at prices that are no higher than necessary and as stable and predictable as possible

- **Strong Financial Performance** – We will achieve a return on equity that is at or above that achieved by a group of vertically integrated utilities with similar operating characteristics, service territory environment and business risks

- **Sustained Operational Excellence** – We will maintain high performance levels in safety, power quality, reliability, plant availability, customer service, regulatory and environmental stewardship, and improve performance where it is cost effective to do so

- **Engaged, Valued Workforce** – We will be an employer that fosters its employees' best efforts and talents. We will focus on improving employee unity, work-life satisfaction, performance and accountability

- **Active Corporate Responsibility** – We will act in a manner true to our company's values, which reflects the values of our customers and the communities we serve

- **Economic Strength** – We will exert a positive influence on the long-term economic strength of our service territory

# Portland General Electric

# Regulatory and Financial Overview



James J. Piro

Executive Vice President of
Finance, CFO and Treasurer



# 2007 Rate Case

- General rate case filed in March 2006 based on a 2007 test year
  - Filed rate base of $2,027 million (including Port Westward)
  - 10.75% requested ROE based on a capital structure of 56% equity
- Proposed revenue increase of 8.9% driven primarily by:

| Driver / Cost | Revenue Increase (%) |
|---|---|
| Power Cost Recovery (NVPC) | 4.1% |
| Port Westward | 2.9% |
| General Business Costs | 1.7% |

- Request that the OPUC consider whether PGE should proceed with investment in Advanced Metering Infrastructure
- Process expected to take 9-10 months, with new rates proposed effective January 1, 2007
- General rate case filing available on www.PortlandGeneral.com

PGE

# 2007 Rate Case (Cont'd)

**Proposed Power Cost Recovery Mechanisms:**

**Net Variable Power Costs ("NVPC") Initially Set by General Rate Case**

**Annual Variance Tariff**
- 90% customer / 10% Company sharing between forecast and actual NVPC
- Load variations normalized out of the calculation
- PGE shares with customers 50% of earnings greater than 1% above authorized ROE for a given calendar year
- Annual variance will be determined in the following year, with rate effects flowing to customers the year after (e.g. 2007 variance calculated in 2008; rate adjustment in 2009)

**Annual Update Tariff**

- PGE updates rates on January 1st of each year to reflect changes in the NVPC, which includes:
  - Power, fuel and transmission contracts; load forecast; forward power curves; and forced and planned outages

# Other Regulatory and Legal Considerations

**Oregon Senate Bill 408: Beginning January 1, 2006**

- Designed to solve the issue of taxes in rates not being paid to the proper taxing authorities
- Calls for annual rate adjustment if difference between taxes authorized to be collected by the utility and taxes paid by the utility exceed $100,000
- Permanent rules are being developed by the OPUC
- Could have material adverse effect on 2006 earnings, up to approximately $35 million
- Senate Bill 408 and regulations implementing the law have the potential to be challenged on the basis of constitutionality

**Boardman Outage**

- Taken out of service in October 2005, expected return to service in April 2006
- Filed with OPUC to recover replacement power costs under deferred accounting [1]
- Alternatively, impact of forced outage could be included in the 4-year rolling average component of rates requested under the RVM process beginning in 2007

**Recovering Investment Costs from Trojan Nuclear Facility**

- OPUC proceedings
- Class action proceedings

---

[1] Deferral period 11/18/05 through 2/5/06.

PGE

# Financial Highlights

- Strong balance sheet
- Projected growth in earnings and cash flow
- Commitment to maintaining investment grade ratings

| Current Ratings | Sr. Secured | Sr. Unsecured | Outlook |
|---|---|---|---|
| S&P [1] | BBB+ | BBB | Negative |
| Moody's | Baa1 | Baa2 | Stable |
| Fitch | A - | BBB+ | Stable |

- Strong commercial banking relationships providing $400 million 5-year revolving line of credit
- PGE remains ring-fenced by OPUC stipulation until the DCR holds less than 20% of PGE's stock

---

[1] S&P rates the business risk of PGE at "5" on a scale of 1 to 10 with 1 being the least risky. Most integrated utility companies are rated from 4 to 6 on this scale.

PGE

# Infrastructure and Resource Investment Opportunities

- Attractive growth opportunities through capital investment in core utility assets

*($ in Millions)*

| Project | Investment | Timing |
|---|---|---|
| **Approved and Under Construction** | | |
| Port Westward (CCCT) | $275 - $295 | 2005 – 2007 (Online: Q1 2007) |
| Hydro Relicensing | $180 - $220 | 2006 – 2010 |
| **Under Review** | | |
| Advanced Metering Infrastructure | $120 - $150 | 2006 – 2009 |
| Wind Development | $200 - $240 | 2006 – 2008 |

- Annual on-going production, transmission, and distribution capital expenditures of approximately $175 - $200 million

PGE

# Rate Base and Earnings Growth Supported by Strong Balance Sheet

## Historical Net Income



($ mm)

- 2003: $59
- 2004: $92
- 2005: $64

## Debt/Capitalization



S&P "BBB": 50% - 60%

- 2003: 45%
- 2004: 42%
- 2005: 43%
- 2006E[1]: 45%
- 2007E[1]: 50%

## Capex



($ mm)

- 2003: $167
- 2004: $194
- 2005: $255
- 2006E[1]: $332
- 2007E[1]: $473

## Rate Base



($ mm)

- 2002: $1,766
- 2007E: $2,027[2]

Note: S&P target credit statistic range based on Business Position 5.
[1] Includes Advanced Metering Infrastructure and wind development projects, which are under review.
[2] Includes full cost of Port Westward.



# Earnings Guidance

- 2006 earnings per share guidance of $0.80 – $0.90
  - Includes impact of Boardman outage and no regulatory action on the deferral request
  - Does not include potential impact of Senate Bill 408

- 2007 earnings per share guidance of $1.70 - $1.80

- Earnings expected to grow 4 - 5% per year over the long-term

**PGE is committed to both earnings and dividend growth**



# Expected Dividend Policy

- Initial annualized dividend of $0.90 per share, payable quarterly, pending approval by Board of Directors in May

- First dividend expected to be paid for the second quarter of 2006
  - Declared in May
  - Record date in June
  - Payment date in July

- Over the long term, we expect a target dividend payout ratio in the range of 60%

**PGE is committed to both earnings and dividend growth**



# Compelling Investment Opportunity

**Strong Cash Flows**

- Vertically-integrated, regulated utility
- Investment grade credit ratings
- Competitive dividend

**+**

**Regulated Growth Opportunities**

- Earnings growth driven by significant infrastructure investment, especially new generation resources
- Attractive load and customer growth

**+**

**Experienced Management Team & Workforce**

- Customer and shareholder-focused
- Results driven




# Investor Relations Contact Information

William J. Valach
Director of Investor Relations
(503) 464-7395
William.Valach@pgn.com


Portland General Electric Company
121 SW Salmon Street
Suite 1-WTC-0403
Portland, Oregon  97204

www.PortlandGeneral.com

